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                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                               February 25, 2003

                              HANARO TELECOM, INC.

                        AMENDMENTS TO BUSINESS OBJECTIVES

I.   Amendments

     Added Items

(1)  Provide telecommunications services
(2)  Provide integrated services of telecommunications and broadcasting
(3)  Initiate future communications business
(4)  Provide Advertising services
(5)  Provide real estate lease and telecommunications sales services
(6) Research and develop for, pursue overseas projects concerning, manufacture, and conduct distribution and any other activities related to the objectives set forth in (1) and (4) above

     Deleted Items
(1)  Provide local telephony services
(2)  Lease telecommunications lines and facilities related thereto
(3)  Establish, own and operate telecommunications networks
(4) Manufacture, sell and supply equipment and/or machines incidental or related to telecommunications businesses
(5)  Research and develop technologies related to telecommunications
(6)  Initiate future communications business
(7) Lease communication bureau buildings, and facilities thereof, pursuant to telecommunications laws in Korea
(8) Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items, and perform any activities or business mandated by pertinent telecommunications laws in Korea

II.  Ground for the Amendments
     To pursue business opportunities in advanced telecommunications business of integrated telecommunication and broadcasting services, and future communication business

III. Date of the Resolution of the Board of Directors : February 25, 2003
     o    Attendance of directors : 5 directors
     o    Attendance of auditor : present

IV.  Tentative Date for 2003 Annual Shareholders Meeting : March 28, 2003

V. Government permissions and/or licenses recently obtained : Long distance and international telephony services license from Ministry of Information and Communication on January 28, 2003